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                              April 21, 2022

       Anyoline De Jesus De Perez
       President, Treasurer and Secretary
       Metaterra Corp.
       Calle Principal 54, Munoz
       Puerto Plata, Dominican Republic 57000

                                                        Re: Metaterra Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed March 23,
2022
                                                            File No. 333-263777

       Dear Ms. De Jesus De Perez:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed March 23, 2022

       "We Have Not Identified Any Customers ... ", page 6

   1. We note your statement that "[w]e have identified just two customer[s] who prepaid us for auto parts to date and
we cannot guarantee that we will ever have any new customers."
                                                        Please disclose the
amount of the customers' prepayment, whether it is one-time order or an order for parts on a
recurring basis, and your delivery obligations to such customers.
                                                        Please also disclose
whether these customers are individuals or businesses, and to the extent that your
business plan contemplates sales to retail or businesses, please revise the appropriate sections of
your prospectus to state as much. Additionally, to the extent that you have entered into
contracts with your two customers, please revise to state as much and file such
agreements as exhibits or tell us why you are not required to do so. Please refer to Item
601(b)(10) of Regulation S-K.
 Anyoline De Jesus De Perez
FirstName   LastNameAnyoline De Jesus De Perez
Metaterra Corp.
Comapany
April       NameMetaterra Corp.
       21, 2022
April 221, 2022 Page 2
Page
FirstName LastName
Directors, Executive Officers, Promoter and Control Persons, page 24

2. We note your statement that "[f]or the last 10 years Ms. De Jesus De Perez, has been managing [her] own car rental business in the Dominican Republic." Please revise to provide all of the information required by Item 401(e) of Regulation
S-K.
Certain Relationships and Related Transactions, page 26

3. We note your statement that "[o]ther than Ms. De Jesus De Perez purchase of founders shares from the Company as stated below, there is nothing of value (including money, property, contracts, options or rights of any kind), received or to be received, by Ms. De
         Jesus De Perez, directly or indirectly, from the Company." However, we also note your statement that "[a]s of December 31, 2021, the Company had $2,084 cash and our liabilities were $825, comprising $825 owed to Anyoline De Jesus De
Perez ... ." Please
         reconcile.
Item 16. Exhibits, page II-2

4. Please file an opinion of counsel regarding the legality of the securities being registered and the corresponding consent of counsel. Please refer to Item 601(b)(5)(i) and Item
         601(b)(23)(i) of Regulation S-K.
General

5. It appears that you may be a shell company, as that term is defined in Rule 405 of the
         Securities Act, based on the fact that you have no or nominal operations and nominal assets consisting solely of cash and cash equivalents. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Anyoline De Jesus De Perez
Metaterra Corp.
April 21, 2022
Page 3

        You may contact James Giuliano at (202) 551-3319 or Theresa Brillant at
(202) 551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameAnyoline De Jesus De Perez
                                                          Division of
Corporation Finance
Comapany NameMetaterra Corp.
                                                          Office of Trade &
Services
April 21, 2022 Page 3
cc:       Robert J. Zepfel
FirstName LastName